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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ------------------
                                  SCHEDULE TO

                                Amendment No. 3

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               ------------------
                                AIRBORNE, INC.
                           (Name of Subject Company)
                               ------------------
                            AIRBORNE, INC. (issuer)
               DHL WORLDWIDE EXPRESS B.V. (affiliate of issuer)
                    DEUTSCHE POST AG (affiliate of issuer)
                           (Names of Filing Persons)
                    5.75% CONVERTIBLE SENIOR NOTES DUE 2007
                        (Title of Class of Securities)
                            009269AA9 and 009269AB7
                    (CUSIP Numbers of Class of Securities)
                              ------------------
                                AIRBORNE, INC.
                                 P.O. Box 662
                        Seattle, Washington 98112-0662
                                 206-830-1592
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                              ------------------
                                   Copy to:
                            D. Rhett Brandon, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3615
                           CALCULATION OF FILING FEE

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        Transaction Valuation*                   Amount of Filing Fee

            $163,533,333                           $13,230
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*    The transaction value shown is reflects the cost of purchasing
     $150,000,000 principal amount of Notes at the purchase price ($1,080 per $1,000 of the principal amount of the notes, plus accrued and unpaid interest up to but excluding December 5, 2003 (the expected date of acceptance for purchase and of payment)).

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $13,200          Filing Party: Airborne, Inc.
     File Nos: 005-08996 and 005-12227        Dates Filed: 10/15/03, 11/5/03
                                                           and 11/20/03

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


     This Amendment No. 3 (this "Amendment") further amends and supplements the Tender Offer Statement originally filed on October 15, 2003 under cover of Schedule TO ("Schedule TO-I"), as amended and restated by Amendment No. 1 to the Schedule TO-I filed on November 5, 2003 under cover of Schedule TO ("Schedule TO-I/A1"), as amended and supplemented by Amendment No. 2 filed on November 20, 2003 under cover of Schedule TO ("Schedule TO-I/A2", and together with the Schedule TO-I/A1, "Schedule TO-I/A"), relating to the Tender Offer (as defined therein) and the Change in Control Offer (as defined in the Statement (as defined below)) made, by Airborne, Inc., a Delaware corporation ("Airborne"), for any and all of its outstanding 5.75% Convertible Senior Notes due 2007 (the "Notes"), all subject to the terms and conditions of the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice (as it may be amended or supplemented from time to time, the "Statement"), filed as Exhibit (a)(1) with the Schedule TO-I/A1, along with the Offering Statement Supplement, dated November 21, 2003 filed herewith as Exhibit (a)(9) (the "Supplement").

     Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO-I/A, and should be read in conjunction with the Schedule TO-I/A, including all Exhibits filed therewith.

     All information in the Supplement is hereby expressly incorporated herein by reference in response to all the items of this Amendment, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

(a) The information set forth in Exhibits (a)(9) and (a)(10) attached hereto is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in Exhibits (a)(9) and (a)(10) attached hereto is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.                               Description
-----------                               -----------

Exhibit (a)(9)         Offering Statement Supplement, dated November 21, 2003.

Exhibit (a)(10)        Press release issued by Airborne on November 21, 2003,
                       further amending and supplementing the terms of its Offer to Purchase, Consent Solicitation and Change in
                       Control Notice, originally filed on October 15, 2003 and amended on November 5, 2003.



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


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2003      Airborne, Inc.



                               By:   /s/ John Fellows
                                  ---------------------------------------------
                                  Name:   John Fellows
                                  Title:  President and Chief Executive Officer



                               DHL Worldwide Express B.V.



                               By:   /s/ Geoff Cruikshanks
                                  ---------------------------------------------
                                  Name:   Geoff Cruikshanks
                                  Title:  Authorized Signatory



                               Deutsche Post AG



                               By:  /s/ Dr. Bernd Boecken
                                  ---------------------------------------------
                                  Name:   Dr. Bernd Boecken
                                  Title:  Head of Corporate Finance



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


                                 EXHIBIT INDEX

Exhibit No.                               Description
-----------                               -----------

Exhibit (a)(9)         Offering Statement Supplement, dated November 21, 2003.

Exhibit (a)(10)        Press release issued by Airborne on November 21, 2003,
                       further amending and supplementing the terms of its Offer to Purchase, Consent Solicitation and Change in
                       Control Notice, originally filed on October 15, 2003 and amended on November 5, 2003.


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